SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       31 July, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  1st Quarter Results announcement made on 31 July 2003

                                                                   July 31, 2003



FIRST QUARTER RESULTS TO JUNE 30, 2003

FIRST QUARTER HIGHLIGHTS

  - Earnings per share* of 4.1 pence, up 64 per cent
  . Profit before taxation* of GBP502 million, up 56 per cent
  . Group turnover maintained at GBP4,586 million
  . Free cash generated of GBP618 million (GBP206 million last year)
  . Net debt reduced below GBP9 billion, GBP4.4 billion less than June 30, 2002
  - One million broadband connections achieved in June




Chief Executive's statement

Ben Verwaayen, Chief Executive, said:

"Our focus on financial discipline, defending our core business and creating new business streams continues to deliver results. I am pleased to report earnings per share* growth of 64 per cent on flat revenues, free cash flow of GBP618 million and net debt reduced below GBP9 billion.

The group reached another key milestone early, achieving one million broadband connections in June. This was also a further record quarter for the corporate order book and the group continues to deliver efficiency savings throughout the business."

* Before goodwill amortisation and exceptional items. The full profit and loss account is presented on page 12.








                             RESULTS FOR THE FIRST QUARTER TO JUNE 30, 2003

           BT Group's results before goodwill amortisation and exceptional items


                                                    First quarter                             Year ended
                                                                                                March 31
                                             2003              2002  Better (worse)                 2003
                                             GBPm              GBPm               %                 GBPm

Group turnover                              4,586             4,587               -               18,727

EBITDA                                      1,460             1,303              12                5,805

Group operating profit                        730               570              28                2,790

Net interest charge                           225               300              25                1,146

Profit before taxation                        502               322              56                1,829

Profit after taxation                         349               215              62                1,231

Earnings per share                           4.1p              2.5p              64                14.2p

Capital expenditure                           552               549             (1)                2,445

Net debt                                    8,988            13,397              33                9,573


Total earnings per share and profit before tax, after goodwill amortisation and exceptional items, for the first quarter are 4.1 pence (2002 - 3.2 pence) and GBP498 million (2002 - GBP384 million) respectively.

The results in the table above and the commentary focus on the results before goodwill amortisation and exceptional items.

The full profit and loss account, cash flow statement and balance sheet are provided below.



GROUP RESULTS

Group turnover was flat year on year at GBP4,586 million in the first quarter. This performance represents an improvement on the 1 per cent underlying decline in turnover in the fourth quarter of last year. The 3 per cent decline in the group's core business was offset by the 23 per cent growth in new wave revenues. The consumer sector has shown continued growth although revenue from SME's declined.

Group operating profit before goodwill amortisation at GBP730 million for the quarter was GBP160 million higher than the first quarter of last year. Leaver costs of GBP11 million were GBP145 million lower than the first quarter of last year and further operational efficiencies have resulted in cost savings across the lines of business. These savings were partly offset by increased pension costs, wage inflation, higher national insurance rates and the continued investment in new wave activities. Group operating profit margin increased to
15.9 per cent (12.4 per cent last year) and excluding leaver costs was 16.2 per cent (15.8 per cent last year).

BT's share of associates and joint ventures operating losses before goodwill amortisation was GBP3 million in the quarter (GBP49 million profit last year) with the reduction due to the disposal of our stake in Cegetel in January 2003.

Net interest payable was GBP225 million for the quarter, an improvement of GBP75 million against last year as a result of the reduction in the level of net debt.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of GBP502 million in the quarter, an increase of 56 per cent.

The taxation charge was GBP153 million for the quarter on the profit before goodwill amortisation and exceptional items, an effective rate of 30.5 per cent (33.2 per cent last year). The lower effective tax rate partially reflects reduced overseas losses for which relief is not available.

Earnings per share before goodwill amortisation and exceptional items were 4.1 pence for the first quarter (2.5 pence last year), an increase of 64 per cent. Earnings per share after goodwill amortisation and exceptional items were 4.1 pence compared to 3.2 pence last year, an increase of 28 per cent.

Customer satisfaction

BT has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. The group achieved a 6 per cent improvement in the level of customer dissatisfaction over the quarter, including significant improvements among the group's Global Services and Wholesale customers.

Broadband

A major broadband milestone was passed in the first quarter. The initial target of one million wholesale broadband connections was achieved in early June, ahead of the target date. The challenging target had been set in February 2002 when BT had only 143,000 connections.

There was an installed base of 1,058,000 ADSL lines at June 30, 2003 and at the end of the quarter weekly orders were in excess of 25,000, a 127 per cent increase compared to the end of the first quarter last year.

At June 30, 2003 ADSL broadband was available to 71 per cent of the country. In July, trigger levels were set for a further 500 exchanges under the innovative demand registration scheme, which means that if the demand is there, ADSL broadband will be made available to 90 per cent of UK homes and businesses.

Lines of business results

With effect from January 1, 2003 the operations of BT Openworld were transferred under the management control of BT Retail. The prior periods have been restated to report BT Openworld's results as part of BT Retail for all periods under review.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and have changed in certain circumstances so as to reflect reorganisations within the group and regulatory changes. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level.

The line of business commentaries refer to EBITDA, which is defined as group operating profit before depreciation and amortisation. In addition, reference is made to operating free cash flow, which is defined as EBITDA less capital expenditure.

OPERATING PERFORMANCE BY LINE OF BUSINESS


First quarter ended                             Group         Group operating              EBITDA                Capital
June 30, 2003 (i)                            turnover     profit (loss) (iii)                                expenditure
                                                 GBPm                    GBPm                GBPm                   GBPm

BT Retail                                       3,332                     392                 439                     20

BT Wholesale                                    2,769                     436                 910                    368

BT Global Services                              1,345                    (51)                  95                    102

Other                                               6                    (47)                  16                     62

Intra-group items (ii)                        (2,866)                       -                   -                      -

Total                                           4,586                     730               1,460                    552



 i. See note 2 below for prior year figures.


        (ii) Elimination of intra-group turnover between businesses, which is included in the turnover of the originating business.

       (iii)     Before goodwill amortisation.



BT Retail
                                             First quarter ended June 30                             Year ended
                                                                                                       March 31
                                     2003        2002*                   Better (worse)                   2003*
                                     GBPm         GBPm               GBPm               %                  GBPm

Group turnover                      3,332        3,345               (13)               -                13,882

Gross margin                          924          969               (45)             (5)                 3,936

Sales, general and                    485          553                 68              12                 2,207
administration costs

EBITDA                                439          416                 23               6                 1,729

Depreciation                           47           51                  4               8                   201

Operating profit                      392          365                 27               7                 1,528


Capital expenditure                    20           19                (1)             (5)                   109


Operating free                        419          397                 22               6                 1,620
cash flow

*Restated to reflect changes in intra-group trading arrangements.

Growth in the new wave revenues of 20 per cent has offset the 3 per cent decline in the core revenues, resulting in flat revenues compared to the first quarter of last year. A significant proportion of the core decline was due to reduced revenues from private circuits.

BT Retail increased operating profit by 7 per cent and operating free cash flow by 6 per cent compared to the first quarter of last year. The operating profit improvement is primarily driven by continued cost reduction programmes, including lower property and IT costs, and lower leaver costs partially offset by the expected decline in the gross margin and investment in new wave products and services.

                                              First quarter ended June 30                             Year ended
                                                                                                        March 31
BT Retail turnover                   2003         2002*                   Better (worse)                   2003*
                                     GBPm          GBPm               GBPm               %                  GBPm

Voice Services                      2,307         2,362               (55)             (2)                 9,665

Intermediate Products                 586           616               (30)             (5)                 2,534

Core                                2,893         2,978               (85)             (3)                12,199

New Wave                              439           367                 72              20                 1,683

Total                               3,332         3,345               (13)               -                13,882



    Sales to other BT
    businesses incl. above            198           192                  6               3                   903



*Restated to reflect changes in intra-group trading arrangements.

Turnover from voice services was 2 per cent lower than the first quarter of last year driven primarily by lower volumes of fixed network calls.

The overall market for fixed to fixed voice calls is estimated to have declined by 3 per cent compared to the first quarter of last year. In the residential fixed voice market BT Retail has maintained market share, as measured by volume of fixed voice minutes, at around 73 per cent. In the business fixed voice market, BT Retail's market share has declined by 0.8 percentage points to 42 per cent compared to the last quarter.

Total geographic (local, national and international) call volumes declined by 7 per cent compared to the first quarter of last year.

In the consumer market, BT Retail continued to innovate with the launch in June of its improved, new and simpler BT Together packages which for the first time in the UK removed the difference between local and national call rates; the three packages allow customers a choice from a maximum call charge of 6 pence for up to 60 minutes, or free UK calls for a fixed monthly fee. For the second quarter running, the historical decline in BT residential international call volumes was stemmed by the extension of the BT Together packages to international calls, launched in the third quarter of last year. Existing customers had signed up for 165,000 international packages by June 30, 2003. Including revenues from new wave products and services, in the consumer sector, the average revenue per customer household has increased.

In the business market, the decline in geographic call volumes was driven by a combination of customers switching out of traditional telephony into services, such as VPN's, which are not measured in minutes and the continued competitive pressure of Carrier Pre-Selection in the SME market. BT Business Plan was launched in January 2003 and has attracted more than 100,000 business locations and 65,000 customers by July 25, 2003. This highly competitive package places a ceiling of 10 pence on national and local business calls, rewards loyalty and provides a single BT customer contact. The package was enhanced in July, offering among other features, outstanding value on international calls, with for example, call prices to the US capped at 10 pence for 60 minutes.

Within the major corporate market the defence of core revenues is based on the migration of traditional voice only services into managed ICT (information, communications and technology) contracts; enhanced account management; and deployment of Billing Analyst, an application which allows large corporates to more closely manage their telecommunications spend.

Internet, data and fixed to mobile call volumes declined by 9 per cent, with fixed to mobile growth of 5 per cent offset by a reduction in internet and data related call minutes of 11 per cent mainly due to customers continuing to switch to flat rate internet access products and broadband.

Within voice services, external turnover from directory services reduced by GBP7 million in the first quarter compared to last year with the deregulation of this market and BT's replacement of 192 by 118 500.

Turnover from intermediate products of GBP586 million decreased by 5 per cent compared to the first quarter of last year mainly driven by a decline in private circuits as customers migrate to cheaper partial private circuits. The effect of this on the BT Group revenues is about GBP60 million in the first quarter.

New wave revenue increased by 20 per cent year on year in the quarter with the continued focus on the ICT, broadband and mobility products and solutions. During the first quarter, further momentum was gained in the ICT order book with contract wins with Royal Mail, Visa, Travelex, Securicor and Sheffield City Council.

Both BT Broadband and BT Openworld Broadband continue to perform strongly in the marketplace with a combined customer base of 536,000 at June 30, 2003. This represents 51 per cent of BT Wholesale's total ADSL connections.

The total number of BT Retail lines, which includes voice, digital and broadband, increased by 1 per cent, to 29.6 million, since June 30, 2002, reflecting the growth in digital lines and broadband offsetting the reduction in voice lines.

The gross margin reduced by GBP45 million (1.3 percentage points to 27.7 per cent) compared to the first quarter of last year. Lower call volumes and the migration from retail private circuits to partial private circuits, being only partially offset by lower wholesale prices, account for the reduction.

Cost transformation programmes, including a reduction in expenses such as travel, accommodation and IT, lower service costs resulting from improvements in service quality, and billing initiatives and lower leaver costs have generated GBP68 million (12 per cent) savings in sales, general and administration costs against the first quarter of last year. These programmes delivered savings in the core business which were partially offset by investment in new wave activities.

Operating profit in the first quarter of GBP392 million was 7 per cent higher than the prior year which enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of GBP419 million in the quarter; GBP22 million better than the first quarter of last year.


BT Wholesale
                                              First quarter ended June 30                             Year ended
                                                                                                        March 31
                                     2003         2002*                   Better (worse)                   2003*
                                     GBPm          GBPm               GBPm               %                  GBPm

External turnover                     879           854                 25               3                 3,525

Internal turnover                   1,890         1,894                (4)               -                 7,722

    Group turnover                  2,769         2,748                 21               1                11,247

    Total operating costs
    before depreciation             1,887         1,974                 87               4                 7,691

    Other operating income             28            31                (3)            (10)                   125

    EBITDA                            910           805                105              13                 3,681

    Depreciation                      474           472                (2)               -                 1,923

    Operating profit                  436           333                103              31                 1,758


    Capital expenditure               368           359                (9)             (3)                 1,652



    Operating free cash flow          542           446                 96              22                 2,029


*Restated to reflect changes in intra-group trading arrangements.

BT Wholesale's turnover for the first quarter of GBP2,769 million was 1 per cent higher than last year, with external revenue increasing by 3 per cent. Operating profit of GBP436 million was 31 per cent higher and operating free cash flow of GBP542 million was 22 per cent higher than the first quarter of last year. Before leaver costs of GBP102 million in the first quarter of last year (GBPnil this year), both operating profit and operating free cash flow have been broadly maintained at last year's level.

Within traditional products, the impact of price reductions, due mainly to the Network Charge Control (NCC) pricing formulae and Oftel determinations, have offset the growth in volumes and continued to stem external turnover growth. FRIACO revenues continue to grow but are partly offset by the decrease in the conveyance revenues they replace. Revenues from retail private circuits have continued to decline, due to the migration of customers to lower priced partial private circuits.

New wave external revenues of GBP72 million showed a strong growth of 44 per cent over the first quarter of last year. This reflected gains made in broadband, facilities management and consultancy.

Internal turnover in the first quarter of GBP1,890 million was flat year on year due to network volume growth being offset by price reductions.

Operating costs, excluding depreciation, of GBP1,887 million decreased by 4 per cent. The first quarter of last year included one-off early leaver payments of GBP102 million. Excluding leaver costs, operating costs would be broadly flat despite a 3 per cent increase in network volumes, reflecting the continued drive for operational efficiencies.

Operating profit at GBP436 million increased by 31 per cent and operating profit margin of 16 per cent increased by 4 percentage points - both movements mainly reflecting the leaver payments in the prior year.

BT Wholesale has maintained its focus on managed cash costs (defined as operating costs excluding payments to other network operators and depreciation, plus capital expenditure) through its best in class costs programme. Managed cash cost savings were GBP65 million for the quarter and BT Wholesale remains on track to achieve the full year target savings of GBP200 million after allowing for price and volume effects.


BT Global Services
                                              First quarter ended June 30                              Year ended
                                                                                                         March 31
                                     2003          2002*                 Better (worse)                     2003*
                                     GBPm          GBPm              GBPm                %                   GBPm

Group turnover                      1,345         1,284                 61               5                  5,417

EBITDA                                 95            28                 67             239                    238

Group operating loss                 (51)         (112)                 61              54                  (375)

Capital expenditure                   102            96                (6)             (6)                    445

    Operating free cash flow          (7)          (68)                 61              90                  (207)


*Restated to reflect changes in intra-group trading arrangements.

BT Global Services has produced a very positive start to the year in achieving significant improvements in profitability and cash flow despite continuing difficult market conditions. Operating losses for the quarter were more than halved to GBP51 million.

Turnover for the quarter rose by 5 per cent to GBP1,345 million despite a 6 per cent fall in Global Carrier. This reduction is in line with the previous quarter and is partly caused by the decline in trade with AT&T and MCI following the unwind of the Concert global venture. Solutions grew by 16 per cent partially reflecting growth in orders over the past three quarters and Global Products grew by 10 per cent on the back of strong growth in MPLS revenues. Syntegra achieved growth of 1 per cent in what remains a difficult market.

Solutions continued its strong momentum in the corporate sector from last year by signing record sales orders to the value of GBP1.9 billion in the first quarter. Despite a strong revenue performance, the operating profits in Solutions reflect contract costs that are recognised up-front in accordance with the group's accounting policies.

A combination of higher gross margin and lower network, selling, general and administration costs following cost reduction initiatives throughout the previous year helped BT Global Services generate an EBITDA improvement of GBP50 million before leaver costs over the first quarter of last year. Leaver costs were GBP8 million for the first quarter (GBP25 million last year).

Capital expenditure totalled GBP102 million and was GBP6 million higher than the first quarter of last year. Operating free cash outflow (EBITDA less capital expenditure) was consequently 90 per cent (GBP61 million) better than the first quarter of last year and before leaver costs there was a cash inflow of GBP1 million.

CASH FLOW AND NET DEBT

Cash inflow from operating activities amounted to GBP1,509 million in the first quarter, a year on year increase of GBP197 million. This improvement reflects the higher operating profits and better working capital management.

Free cash flow (before acquisitions and disposals, dividends and financing) was GBP618 million in the quarter, representing a year on year improvement of GBP412 million. As well as improvements in cash flow from operations, free cash flow benefited from the lower cash outflow from fixed asset purchases, interest and tax.

Net debt at June 30, 2003 was GBP8,988 million, a reduction of GBP585 million in the first quarter and GBP4,409 million lower when compared to the position at June 30, 2002.



The group's gross borrowings at June 30, 2003 totalled GBP15,993 million (GBP16,004 million at March 31, 2003). After deducting short term investments and cash of GBP7,005 million (GBP6,431 million at March 31, 2003), net debt was GBP8,988 million at June 30, 2003.

___________________________________________________________________________

The second quarter and half year's results are expected to be announced on November 13, 2003.


GROUP PROFIT AND LOSS ACCOUNT

for the three months ended June 30, 2003
                                                             Before goodwill          Goodwill
                                                            amortisation and  amortisation and
                                                           exceptional items       exceptional
                                                                                         items
                                                                                      (note 6)            Total
(unaudited)                                    Notes                    GBPm              GBPm             GBPm

Group turnover                                  2, 4                   4,586                 -            4,586

Other operating income                                                    52                 -               52

Operating costs                                   3                  (3,908)               (3)          (3,911)

Group operating profit (loss)                     2                      730               (3)              727

    Group's share of operating losses of
    associates and joint ventures                 4                      (3)                 -              (3)

Total operating profit (loss)                                            727               (3)              724

    Loss on sale of fixed asset
    investments and group undertakings                                     -               (1)              (1)

Net interest payable                              5                    (225)                 -            (225)

Profit (loss) before taxation                                            502               (4)              498

Taxation                                                               (153)                 -            (153)

Profit (loss) after taxation                                             349               (4)              345

Minority interests                                                         6                 -                6

    Profit (loss) attributable to
    shareholders                                                         355               (4)              351

Earnings per share                                7

- basic                                                                 4.1p                               4.1p

- diluted                                                               4.1p                               4.0p




GROUP PROFIT AND LOSS ACCOUNT

for the three months ended June 30, 2002
                                                               Before goodwill           Goodwill            Total
                                                              amortisation and   amortisation and
                                                             exceptional items except-ional items
                                                                                         (note 6)
(unaudited)                                       Notes                   GBPm               GBPm             GBPm

Group turnover                                     2, 4                  4,587                  -            4,587

Other operating income                                                      52                  -               52

Operating costs                                     3                  (4,069)                (8)          (4,077)

Group operating profit (loss)                       2                      570                (8)              562

    Group's share of operating profits of
    associates and joint ventures                   4                       49                  -               49

Total operating profit (loss)                                              619                (8)              611


    Profit on sale of fixed asset investments
    and group undertakings                                                   -                 70               70

Profit on sale of property fixed assets                                      3                  -                3

Net interest payable                                5                    (300)                  -            (300)

Profit before taxation                                                     322                 62              384

Taxation                                                                 (107)                  -            (107)

Profit after taxation                                                      215                 62              277

Minority interests                                                         (2)                  -              (2)
                                                                           213                 62              275
    Profit attributable to shareholders

Earnings per share                                  7

- basic                                                                   2.5p                                3.2p

- diluted                                                                 2.5p                                3.2p




GROUP PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2003
                                                              Before goodwill           Goodwill
                                                             amortisation and   amortisation and
                                                            exceptional items except-ional items
                                                                                        (note 6)              Total
                                                 Notes                   GBPm               GBPm               GBPm

Group turnover                                    2, 4                 18,727                  -             18,727

Other operating income                                                    215                  -                215

Operating costs                                    3                 (16,152)              (218)           (16,370)

Group operating profit (loss)                      2                    2,790              (218)              2,572

    Group's share of operating profits of
    associates and joint ventures                  4                      181                148                329

Total operating profit (loss)                                           2,971               (70)              2,901

    Profit on sale of fixed asset investments
    and group undertakings                                                  -              1,691              1,691

Profit on sale of property fixed assets                                    11                  -                 11

Amounts written off investments                                           (7)                  -                (7)

Net interest payable                               5                  (1,146)              (293)            (1,439)


Profit before taxation                                                  1,829              1,328              3,157


Taxation                                                                (598)                139              (459)


Profit after taxation                                                   1,231              1,467              2,698

Minority interests                                                        (5)                (7)               (12)

Profit attributable to shareholders                                     1,226              1,460              2,686


Dividends                                                                                                     (560)

Retained profit for the period                                                                                2,126


Earnings per share                                 7

- basic                                                                 14.2p                                 31.2p

- diluted                                                               14.1p                                 31.0p





GROUP CASH FLOW STATEMENT

for the three months ended June 30, 2003
                                                                  First quarter ended June 30           Year ended
                                                                   (unaudited)                            March 31
                                                                  2003                  2002                  2003
                                                                  GBPm                  GBPm                  GBPm


    Net cash inflow from operating activities*
    (note 8)                                                     1,509                 1,312                 6,023



    Dividends from associates and joint ventures                     -                     -                     6



    Net cash outflow for returns on investments
    and servicing of finance                                      (290)                 (371)               (1,506)


Taxation paid                                                      (8)                  (88)                 (434)

Purchase of tangible fixed assets                                (607)                 (667)               (2,580)

Net sale of fixed asset investments                                  -                     -                   105

Sale of tangible fixed assets                                       14                    20                    94


    Net cash outflow for capital expenditure and
    financial investments                                        (593)                 (647)               (2,381)



    Free cash flow before acquisitions,
    disposals and dividends                                       618                   206                 1,708


Acquisitions                                                         -                  (22)                  (77)

Disposals                                                            -                   128                 2,919


    Net cash inflow for acquisitions and
    disposals                                                        -                   106                 2,842

Equity dividends paid                                                -                     -                 (367)


    Cash inflow before use of liquid resources
    and financing                                                  618                   312                 4,183


    Management of liquid resources                               (391)                   783               (1,729)


    Issue of ordinary share capital                                  -                    42                    42

    New loans                                                        -                     3                    20

    Repayment of loans                                            (12)               (1,086)               (2,471)

    Net movement on short-term borrowings                            -                  (64)                  (64)

    Net cash outflow from financing                               (12)               (1,105)               (2,473)

    Increase (decrease) in cash                                    215                  (10)                  (19)

    Decrease in net debt from cash flows
    (note 9)                                                       618                   354                 4,225


    *Net of deficiency and special
    pension contributions                                            -                     -                   329



GROUP BALANCE SHEET

at June 30, 2003
                                                              June 30               June 30              March 31
                                                                 2003                  2002                  2003
                                                                         (unaudited)
                                                                 GBPm                  GBPm                 GBPm

Fixed assets

Intangible assets                                                 205                   235                   218

Tangible assets                                                15,676                16,293                15,888

Investments                                                       551                   886                   555

                                                               16,432                17,414                16,661

Current assets

Stocks                                                             92                   112                    82

Debtors                                                         4,784                 5,311                 5,043

Investments                                                     6,928                 3,803                 6,340

Cash at bank and in hand                                           77                   132                    91

                                                               11,881                 9,358                11,556

Creditors: amounts falling due within
    one year

Loans and other borrowings                                      2,684                 1,075                 2,548

Other creditors                                                 6,898                 7,136                 7,132

                                                                9,582                 8,211                 9,680

Net current assets                                              2,299                 1,147                 1,876

Total assets less current liabilities                          18,731                18,561                18,537

Creditors: amounts falling due after
    more than one year

Loans and other borrowings                                     13,309                16,257                13,456


Provisions for liabilities and                                  2,350                 2,328                 2,376
    charges (note 10)


Minority interests                                                 57                    69                    63


Capital and reserves (note 11)

Called up share capital                                           434                   434                   434

Reserves                                                        2,581                 (527)                 2,208

Total equity shareholders' funds                                3,015                  (93)                 2,642
    (deficiency)

                                                               18,731                18,561                18,537


NOTES


1     Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT Group plc for the year ended March 31, 2003. Figures for the year ended March 31, 2003 are extracts from the group accounts for that year.

The group accounts for the year ended March 31, 2003, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, were approved by the board of directors on May 21, 2003, were published on June 4, 2003 and have been delivered to the Registrar of Companies.

2. Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements are subject to review and have changed in certain instances. Comparative figures have been restated for these changes. The eliminations are intra-group eliminations.

With effect from January 1, 2003 the operations of BT Openworld were transferred under the management control of BT Retail. The comparative figures have been restated to report BT Openworld as part of BT Retail for all the periods under review.

2     Results of businesses continued

(a)     Operating results


                                           External        Internal             Group    Group operating          EBITDA
                                           turnover        turnover          turnover      profit (loss)           (iii)
                                               GBPm            GBPm              GBPm               GBPm            GBPm

First quarter ended
    June 30, 2003

BT Retail                                     3,134             198             3,332                392             439

BT Wholesale                                    879           1,890             2,769                436             910

BT Global Services                              567             778             1,345               (51)              95

Other                                             6               -                 6               (47)              16

Intra-group items (ii)                            -         (2,866)           (2,866)                  -               -


    Total before exceptional items            4,586               -             4,586                730           1,460


First quarter ended
    June 30, 2002 (i)

BT Retail                                     3,153             192             3,345                365             416

BT Wholesale                                    854           1,894             2,748                333             805

BT Global Services                              567             717             1,284              (112)              28

Other                                            13               -                13               (16)              54

Intra-group items (ii)                            -         (2,803)           (2,803)                  -               -

    Total before exceptional items            4,587               -             4,587                570           1,303


Year ended
    March 31, 2003 (i)

BT Retail                                    12,979             903            13,882              1,528           1,729

BT Wholesale                                  3,525           7,722            11,247              1,758           3,681

BT Global Services                            2,183           3,234             5,417              (375)             238

Other                                            40               1                41              (121)             157

Intra-group items (ii)                            -        (11,860)          (11,860)                  -               -


    Total before exceptional items           18,727               -            18,727              2,790           5,805


 i. The results of the lines of business for the quarter ended June 30, 2002 and year ended March 31, 2003 have been restated to reflect changes to intra-group trading arrangements.
ii. Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.
iii. Before goodwill amortisation and exceptional items.



2. Results of businesses continued

BT Global Services analysis


                                                        First quarter ended June 30                       Year ended
Before goodwill amortisation                                                          Better (worse)         March 31
and exceptional items                            2003            2002                     Actual                 2003
                                                 GBPm            GBPm              GBPm             %            GBPm


Group turnover

Solutions                                         634             545               89            16           2,455

Syntegra                                          144             142                2             1             623

Global Products                                   433             393               40            10           1,674

Global Carrier                                    231             246             (15)           (6)             974

Other and eliminations (i)                       (97)            (42)             (55)           n/m           (309)

                                                1,345           1,284               61             5           5,417

EBITDA

Solutions                                          62              62                -             -             286

Syntegra                                            4               3                1            33              34

Global Products                                    21            (30)               51 n/m                      (44)

Global Carrier                                     40              40                -             -             148

Other (i)                                        (32)            (47)               15            32           (186)

                                                   95              28               67           239             238

Group operating profit (loss)

Solutions                                          43              45              (2)           (4)             209

Syntegra                                            2               1                1           100              24

Global Products                                  (74)           (123)               49            40           (432)

Global Carrier                                     17              17                -             -              57

Other (i)                                        (39)            (52)               13            25           (233)

                                                 (51)           (112)               61            54           (375)


Capital expenditure                               102              96              (6)           (6)             445


Operating free cash flow                          (7)            (68)               61            90           (207)



 i. Other is after charging leaver costs of GBP8m in the first quarter (GBP25m last year). The distributor margin payable to BT Retail on Solutions contract revenues is reported within Other and accordingly Solutions turnover and profit is reported gross.

2     Results of businesses continued

 b. Capital expenditure on plant, equipment and motor vehicle additions

                                                                                                           Year ended
                                                               First quarter ended June 30                   March 31
                                                                    2003              2002                       2003
                                                                    GBPm              GBPm                       GBPm


    BT Retail                                                         20                19                        109

    BT Wholesale                                                     368               359                      1,652

    BT Global Services                                               102                96                        445

    Other                                                             62                75                        239

    Total                                                            552               549                      2,445


 c. Net operating assets (liabilities)



                                                                               June 30                   March 31
                                                                                  2003                       2003
                                                                                  GBPm                       GBPm

BT Retail                                                                        (291)                      (430)

BT Wholesale                                                                    12,014                     12,041

BT Global Services                                                               1,691                      1,912

Other                                                                              112                        217

Total                                                                           13,526                     13,740




        Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).



3     Other operating costs

                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm


    Net staff costs                                              913             1,031                      3,671

    Depreciation                                                 729               732                      3,011

    Payments to telecommunication operators                    1,017               982                      3,846

    Other operating costs                                      1,249             1,324                      5,624

    Total before goodwill amortisation
    and exceptional items*                                     3,908             4,069                     16,152

    Goodwill amortisation                                          3                 8                         20

    Exceptional items                                              -                 -                        198

    Total                                                      3,911             4,077                     16,370


    *Includes leaver costs of                                     11               156                        276






4     Group's share of turnover and (losses) profits of associates and joint ventures


                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm


    Share of associates and joint ventures
    turnover                                                     107               411                      1,455



    Share of operating (losses) profits before
    goodwill amortisation and exceptional items                  (3)                49                        181


    Release of provision for exit related costs                    -                 -                        150

Amortisation of goodwill                                           -                 -                        (2)

    Share of operating (losses) profits of
    associates and joint ventures                                (3)                49                        329




5     Net interest payable

                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm

Group                                                            288               335                      1,609

Joint ventures and associates                                      5                10                         25

Total interest payable                                           293               345                      1,634

Interest receivable                                             (68)              (45)                      (195)

Net interest payable                                             225               300                      1,439

Analysed:

    Before exceptional items                                     225               300                      1,146

Exceptional items                                                  -                 -                        293

                                                                 225               300                      1,439



6     Exceptional items and goodwill amortisation

                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm


Property rationalisation costs                                     -                 -                      (198)

    Release of provision for exit related costs                    -                 -                        150


    (Loss) profit on sale of group undertakings
    and fixed asset investments                                  (1)                70                      1,398

Goodwill amortisation                                            (3)               (8)                       (22)

    Net (charge) credit before tax and minority
    interests                                                    (4)                62                      1,328





7     Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods was:


                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                         million of shares

Basic                                                          8,623             8,619                      8,616

Diluted                                                        8,673             8,672                      8,668



8     Reconciliation of operating profit to operating cash flow

                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm

Group operating profit                                           727               562                      2,572

Depreciation and amortisation                                    733               741                      3,035

Changes in working capital                                        12                 5                        501

Provision, pension movements
    and other                                                     37                 4                       (85)


    Net cash inflow from operating activities                  1,509             1,312                      6,023


9     Net debt


 a. Analysis
                                                                         At June 30                       At March 31
                                                                    2003              2002                       2003
                                                                    GBPm              GBPm                       GBPm


                Long-term loans and other borrowings
                falling due after more than one year              13,309            16,257                     13,456


                Short-term borrowings and long-term
                loans and other borrowings falling due
                within one year                                    2,684             1,075                      2,548

    Total debt                                                    15,993            17,332                     16,004

    Short-term investments                                       (6,928)           (3,803)                    (6,340)

    Cash at bank                                                    (77)             (132)                       (91)

    Net debt at end of period                                      8,988            13,397                      9,573



9     Net debt continued
 b. Reconciliation of net cash flow to movement in net debt

                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm

Net debt at beginning of period                                9,573            13,701                     13,701

    Decrease in net debt resulting from cash flows             (618)             (354)                    (4,225)

    Decrease in net debt on acquisitions                           -              (13)                       (13)

Currency and other movements                                       5                33                         67

Other non-cash movements                                          28                30                         43

Net debt at end of period                                      8,988            13,397                      9,573


10     Provisions for liabilities and charges

                                                                     At June 30                       At March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm

Deferred taxation                                              2,017             2,146                      2,017

Pension provisions (a)                                            33                32                         33

Other provisions                                                 300               150                        326

                                                               2,350             2,328                      2,376


        (a) The pension prepayment relating to the BT Pension Scheme of GBP590m at June 30, 2003 (GBP231m last year) and GBP630m at March 31, 2003 is included in debtors and falls due after more than one year.

11     Share capital and reserves

                                                                  Share capital             Reserves              Total
                                                                           GBPm                 GBPm               GBPm

Balances at April 1, 2003                                                   434                2,208              2,642

Profit for the three months ended June 30, 2003                               -                  351                351

Currency movements (a)                                                        -                   22                 22

Balances at June 30, 2003                                                   434                2,581              3,015


 a. Includes GBP39m movement on the retranslation of foreign borrowings and other hedging instruments in the three months ended June 30, 2003.






12 Earnings before interest, taxation, depreciation and amortisation (EBITDA) before exceptional items


                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm


    Group operating profit                                       727               562                      2,572

    Exceptional items                                              -                 -                        198

    Depreciation and amortisation of intangible                  730               733                      3,015
    assets

Goodwill amortisation                                              3                 8                         20

EBITDA before exceptional items                                1,460             1,303                      5,805



13     United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.

                                                                                                       Year ended
                                                           First quarter ended June 30                   March 31
                                                                2003              2002                       2003
                                                                GBPm              GBPm                       GBPm

Net income attributable to
    shareholders (GBPm) including
    exceptional items                                            288               211                      4,134

Earnings per ADS (GBP)
                                                                0.33              0.24                       4.80
    - basic

    - diluted                                                   0.33              0.24                       4.77


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is GBP2,334m deficit at June 30, 2003 (June 30, 2002 - GBP4,208m deficit, March 31, 2003 - GBP2,258m deficit).



Non-financial statistics
                                                                       June 30              June 30             March 31
                                                                          2003                 2002                 2003

BT Group
Exchange lines:

    Business, including wholesale (000s)                                 9,215                9,122                9,197

    Consumer, including service providers (000s)                        20,492               20,192               20,448


BT Retail

BT Openworld Broadband (000s)                                              333                  167                  292

BT Broadband (000s)                                                        203                    -                  137

Total ISP customer base (000s)                                           2,035                1,754                1,948


BT Wholesale

ADSL lines provided (000s)                                               1,058                  277                  800

Network volume growth (a)                                                   3%                   3%                   6%

% of UK households with Broadband availability                             71%                  66%                  67%


BT Global Services

Inter-city fibre network (kms) (b)                                      48,000               57,000               48,000

Web hosting centres                                                         22                   19                   22

Dial access ports (000s)                                                   615                  637                  606


        (a) Compared to same quarter in the prior year.


(b) Of which over 45,000 route kilometres are held through our wholly owned businesses in Europe.










Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding broadband growth and the benefits of other new wave initiatives; the possible or assumed future results of operations of BT and/or its lines of business; expectations regarding revenue growth, capital expenditure, investment plans, cost reductions, improved efficiencies and cash savings, and pension funding.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; and general financial market conditions affecting BT's performance. BT Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 31 July, 2003